CONFIDENTIAL
February 4, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attn: Kathleen Krebs, Special Counsel

RE:	infoGROUP Inc. Form 10-K for the Year ended December 31, 2007 File No. 000-19598 Filed August 8, 2008
Dear Ms. Krebs:
This letter sets forth the responses of infoGROUP Inc. (“we” or the “Company”) to the Staff’s comment letter dated December 31, 2008, and received January 5, 2009, on the Company’s Form 10-K for the Year ended December 31, 2007, filed August 8, 2008 (the “Form 10-K”). As previously negotiated over the phone with your staff and mentioned in our letter to you dated January 13, 2009, you have allowed us until February 6, 2009 to supply this response. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comments along with our responses to aid in the review process.
Item 1A. Risk Factors, page 12
1.	Some of your risk factor headings and disclosure are too vague and generic to adequately reflect the risks to the company or investors. Please review your risk factor section and revise your risk factor disclosure in future filings, as appropriate. In this regard, please do not present risks that could apply to any issuer in your industry or any other industry. If you elect to retain any of the general risk factors in your document, you must clearly explain how they apply to the company, your investors, and/or your industry, including providing examples of how the risks are currently impacting you or have impacted you in the past. Examples of general risk factor disclosure include the following:
•	We are highly dependent on key personnel . . ., page 15;

•	Fluctuations in our operating results may result in decreases . . ., page 15;

•	Our ability to increase our revenues will depend to some extent upon introducing new products and services . . ., page 15

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 2 of 15
•	Our business would be harmed if we do not successfully integrate future acquisitions . . ., page 16; and

•	Our international operations subject us to additional risks . . ., page 17
RESPONSE: In future filings we will present our risk factors, revised as appropriate, to address the Staff’s comments above. With respect to the five specific risk factors cited as examples in the Staff’s comment, those risk factors will be revised in future filings as described below.
The following two risk factors will not be retained:
•	“We are highly dependent on key personnel...”

•	“Fluctuations in our operating results may result in decreases...”
The risk factor “Our ability to increase our revenues will depend to some extent upon introducing new products and services...” will be revised in its entirety as follows (with such modifications as applicable for then current circumstances):
“We must identify customer preferences and develop and offer products to meet their preferences to replace declining revenue from traditional direct marketing products and services.
     One of our primary growth strategies is to improve our organic growth. We believe that a substantial portion of our future growth prospects will rest on our ability to identify customer preferences and to continue to expand into newer products and services. For example, key to this is our effort to replace declining revenue from traditional direct marketing products and services with revenue from our on-line Internet subscription services. In the past [ ___] years[s] we invested $___in Internet technology to develop subscription-based new customer development services for businesses and sales people. We believe delivery of information via the Internet is or will be our customers’ preferred method. If we miss customer preference trends or customers are not willing to switch to or adopt our new products and services, such as our Internet subscription services, our ability to increase revenues or replace declining revenues of older products will be impaired.”
The risk factor “Our business would be harmed if we do not successfully integrate future acquisitions...” will be revised in its entirety as follows (with such modifications as applicable for then current circumstances):
“Our strategy to continue to grow through strategic acquisitions may result in unsuccessful integration of future acquired businesses and harm to our financial results.
          We have been an acquisitive company, growing through more than ___strategic acquisitions in the last ten years. We believe these acquisitions have enabled

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 3 of 15
us to acquire the requisite critical mass to compete over the long term in the database, direct marketing, e-mail marketing and market research industries. Each of these acquisitions presented challenges in financing the purchase and integrating the acquired businesses on a profitable basis. We intend to continue to pursue strategic acquisitions as a significant part of our growth strategy. The pace of our acquisitions increases the risks of unsuccessful integration of the acquired businesses, increasing the potential of harm to our financial results from this growth strategy.”
The risk factor “Our international operations subject us to additional risks...” will be revised as follows (with such modifications as applicable for then current circumstances):
“Our ability to increase our revenues will depend in part on the success of the expansion of our international business.
          We have begun expanding internationally, and plan to expand in high growth, emerging international markets. We have focused on upgrading our international business databases, expanding our own compilation efforts and aggressively pursuing markets in the Asia-Pacific region.
          International operations subject us to additional risks and challenges, including:
•	the need to develop new customer relationships;

•	difficulties and costs of staffing and managing foreign operations;

•	changes in and differences between domestic and foreign regulatory requirements;

•	price controls;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences;

•	lower per capita Internet usage and lack of appropriate infrastructure to support widespread Internet usage;

•	political and economic instability;

•	foreign currency fluctuations; and

•	tariffs and other trade barriers.
          During 2008, we received approximately $_________ of our revenues from our international operations. If we do not implement the expansion of our international business successfully, these international revenues may not grow meaningfully, thereby impairing our ability to increase our overall revenues. Some of the above factors may cause our international costs to exceed our domestic costs of doing business. Failure to adequately address these risks could decrease our profitability and operating results.”

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 4 of 15
We have identified material weaknesses in our internal control . . ., page 13
2.	Quantify the costs spent on addressing your control deficiencies and your efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002.
RESPONSE: Our costs in 2007 of complying with Section 404 of the Sarbanes-Oxley Act of 2002 were approximately $1.4 million. We did not incur any costs addressing our control deficiencies in 2007, as those deficiencies were identified in 2008. Our costs in 2008 of addressing our control deficiencies were approximately $0.8 million, and our costs of complying with Section 404 of the Sarbanes-Oxley Act of 2002 were approximately $1.1 million. We will include in future filings as a second sentence of the second paragraph of this risk factor the following sentence reflecting our then current costs:
“The Company incurred costs of approximately $0.8 million in addressing these control deficiencies in 2008, in addition to incurring costs of approximately $1.1 million in 2008 to comply with Section 404 of the Sarbanes-Oxley Act of 2002.”
Our potential indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect . . ., page 13
3.	Clarify whether your indemnification obligations remain in effect if your current or former directors and officers are found to have committed securities violations.
RESPONSE: The Company’s obligations under its bylaws include indemnification of the current or former directors and officers to the fullest extent permitted by applicable law as it presently exists or is hereafter amended. Applicable Delaware law permits indemnification for securities law proceedings if the indemnified person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. The Company’s indemnification obligations of former or current directors and officers found to have committed securities violations remain in effect, to the extent current or future applicable law permits indemnification. We will include in future filings as a second sentence of the first paragraph of this risk factor the following sentence:
“As the Company’s bylaws provide for indemnification to the fullest extent permitted by applicable law, the Company’s indemnification obligations of former or current directors and officers who are found to have committed securities violations will remain in effect, to the extent current or future applicable law permits indemnification.”
Our government contracts are subject to audits and cost adjustments . . ., page 19
4.	We note the statements concerning possible ramifications arising from any U.S. federal government audit, particularly with respect to cost allocation. If material, disclose whether any of the various related party transactions, expense reimbursements and corporate expenditures that the Special Litigation Committee found to be excessive were allocated to any government contracts.

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 5 of 15
RESPONSE: None of the various related party transactions, expense reimbursements and corporate expenditures that the Special Litigation Committee found to be excessive were allocated to any government contracts.
Item 9A. Controls and Procedures, page 41
A. Investigation by the Special Committee, page 41
5.	Please revise to discuss more specifically the review conducted by the Special Litigation Committee, its findings, and the bases for its findings that various related party transactions, expense reimbursements and corporate expenditures were excessive.
RESPONSE: In future filings we will discuss more specifically the review conducted by the Special Litigation Committee, its findings, and the bases for its findings that various related party transactions, expense reimbursements and corporate expenditures were excessive, as seen in Exhibit A hereto. In the future filings, the discussion in Exhibit A hereto describing the Special Litigation Committee’s review, findings and bases for its findings, much of which was previously disclosed in the Company’s Form 8-K/A filed on August 22, 2008, will be included above the current discussion in the Form 10-K of the remedial actions approved by the Committee (see “Remedial Actions Approved by the Special Litigation Committee” in the Form 10-K).
B. Evaluation of Disclosure Controls and Procedures, page 45
6.	Please revise to explain more specifically why the material weaknesses in the company’s internal control over financial reporting led your Chief Executive Officer and Chief Financial Officer to conclude that the company’s disclosure controls and procedures were not effective.
RESPONSE: In future filings we propose to add the following at the end of the second paragraph of the above referenced section:
“The principal factors contributing to the material weaknesses that led the Company’s Chief Executive Officer and Chief Financial Officer to conclude that the disclosure controls and procedures were not effective were (1) the Company did not maintain an effective control environment, (2) the Company did not maintain adequate policies and procedures with respect to Company disbursements, and (3) the Company did not maintain effective procedures to monitor its disbursement-related controls and whether such controls remained adequately designed.”

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 6 of 15
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 54
Executive Compensation Decisions for Fiscal Year 2007, page 59
7.	We note that awards pursuant to the annual cash incentive plan are tied to the achievement of specified performance targets. Please disclose the actual performance targets set for the achievement of bonus payments for each named executive officer, as well as the threshold, target, and maximum levels for each performance measure. Additionally, please describe the interpolation process undertaken. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Items 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/ regs-kinterp.htm.
     RESPONSE: In future filings we will disclose the actual performance targets, as well as the threshold, target and maximum levels for each performance measure. Our disclosure, modeled below on the 2007 performance measures for the annual cash incentive plan, will take the following form (with such modifications as applicable for then current circumstances):
“2007 Levels
NEOs Other Than CEO
          For 2007, the Committee set the following performance measures and the performance levels required in order for the NEOs, other than the CEO, to earn the indicated cash bonus. Each of the performance measures was weighted equally.

Performance Measures	Threshold	Target	Maximum
Revenue	$625 million	$630 million	$636 million
EBITDA	$119 million	$125 million	$131 million
EPS	69¢ per share	76¢ per share	81¢ per share
Year End Bonus As % of Salary	25% of salary	60% of salary	100% of salary

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 7 of 15
     For 2007, the Committee set the following performance measures and performance levels required to be achieved in order for the CEO to earn the indicated cash bonus.
CEO

			Award Potential
	Performance Measures			EBITDA + Target	EBITDA + Above
Performance Levels	EBITDA	Cash Flow	EBITDA Only	Cash Flow	Target Cash Flow
Threshold	$119.0 m	$75.0 m	$375,000	$375,000	$375,000
	$122.0 m	$76.6 m	$656,250	$656,250	$656,250
Target	$125.0 m	$78.1 m	$937,500	$937,500	$937,500
	$128.0 m	$79.8 m	$1,031,250	$1,218,750	$1,500,000
Maximum	$131.0 m	$81.5 m	$1,125,000	$1,500,000	$1,500,000
          The Committee used straight line interpolation in determining performance between threshold, target and maximum performance levels. The performance measures and targets disclosed above are done so solely in the context of the annual cash incentive plan for [2007] and are not statements of management’s expectations or estimates of future results or other guidance. Investors are cautioned not to apply these statements to other contexts.”
Other Personal Benefits and Perquisites, page 61
8.	Please discuss the company’s and compensation committee’s policies and decisions regarding personal benefits and perquisites that led to the amounts paid to each named executive officer during 2007. Discuss the extent to which the policies and decisions varied among the named executive officers and why. Discuss how the policies and decisions resulted in excessive expense reimbursements and corporate expenditures. Discuss how the decisions made regarding this element of compensation fit within the company’s compensation objectives.
     RESPONSE: The Company reports that control deficiencies resulted in the lack of control and process to prevent excessive reimbursements and corporate expenditures. See the second bullet point of the discussion under “Material Weakness in Internal Control over Financial Reporting” on page 46 of the Form 10-K. Because effective controls with respect to the excessive expense reimbursements and corporate expenditures did not exist, we do not believe a meaningful discussion is possible of past policies and process in the manner requested by the Staff. We believe the failure of these policies is adequately disclosed in the Form 10-K, and this disclosure will be enhanced in future filings (see the Company’s response to Staff Comment #5).
     The Special Litigation Committee has adopted remedial actions requiring the Company to implement policies to provide effective control of expense reimbursements and corporate expenditures. We will include a discussion of the new policies required to be implemented in

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 8 of 15
future filings as they relate to the Company’s and the compensation committee’s policies and decisions regarding personal benefits and perquisites for amounts paid to the NEOs. The Company will also discuss the extent, if any, to which these policies and future decisions vary among NEOs or result in excessive payments, and how decisions on personal benefits and perquisites fit within the Company’s compensation objectives.
          Remedial actions adopted by the Special Litigation Committee covering these policies and procedures include actions discussed on page 47 of the 10-K that require:
•	expense reimbursements to be subject to uniform, company-wide policies and procedures, see “Policy on Company Reimbursement of Expenses” and “Executive Vice President for Business Conduct and General Counsel”;

•	independent directors to approve and implement detailed policies regarding perquisites, see “New Policies Regarding Perquisites” ; and

•	independent directors to approve and implement a new related party transaction policy, see “New Related Party Transaction.”
Additional information with respect to the new policies to be implemented is also provided in the bullet points on page 43 of the Form 10-K.
Item 13. Certain Transactions, page 73
9.	Please revise this section to specifically identify the related party transactions referenced in the penultimate paragraph of this section. Discuss whether the company’s policies and procedures regarding the review, approval or ratification of related party transactions were followed.
RESPONSE: In future filings we will discuss more specifically the related party transactions referenced in the penultimate paragraph of this section, as well as whether the company’s policies and procedures regarding the review, approval or ratification of related party transactions were followed. We will include the following language in future filings, in place of the penultimate paragraph:
          “As described in greater detail under Item 9A of this Annual Report, the Special Litigation Committee reviewed, among other things, certain related party transactions. Based on its review, the Special Litigation Committee determined that various related party transactions were excessive and approved a series of remedial measures relating to related party transactions. See Item 9A of this Annual Report for more information on the Special Litigation Committee’s findings and related remedial measures.
          The Special Litigation Committee was not able to confirm the Company’s adoption of any policy governing related party transactions prior to December 2004. In that month, the Audit Committee approved a policy requiring pre-approval of any transaction, whether individually or in series, amounting to more than $60,000. Most of the Company’s payments to related parties had ceased prior to this policy’s adoption. Payments in two categories found by

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 9 of 15
the SLC to be excessive continued: payments for a private residence and payments for a yacht. The private residence payments continued until 2008, and totaled less than $60,000 per year. The payments for a yacht continued for approximately six months following December 2004, and also amounted to less than $60,000. Because these payments totaled less than $60,000 per year, their pre-approval was not required under the new policy.
          The Company continued to make payments to a limited number of related parties, in categories not found by the SLC to be excessive, after December 2004. As to such related party transactions that exceeded $60,000 that took place after the Company’s enactment of this policy, the Company did not have an effective pre-approval process in place; thus, these payments often were not pre-approved by the Audit Committee. The Company’s related persons transaction policy has now been amended, and an effective pre-approval process for material transactions is in place.”
The Company acknowledges that:
•	the adequacy and accuracy of the disclosure in its filing with the Commission is the responsibility of the Company;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are happy to discuss with you any additional comments the Staff may have. Please contact me at 402-593-4543 with questions or comments on this response letter.

Sincerely,
/s/ Thomas McCusker
Thomas McCusker
Executive Vice President for Business Conduct & General Counsel

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 10 of 15
Exhibit A
A. Investigation by the Special Committee, page 41
5.	Please revise to discuss more specifically the review conducted by the Special Litigation Committee, its findings, and the bases for its findings that various related party transactions, expense reimbursements and corporate expenditures were excessive.
RESPONSE: In future filings, we will discuss more specifically the review conducted by the Special Litigation Committee, its findings and the bases for its findings that various related party transactions, expense reimbursements and corporate expenditures were excessive. We will replace the first three paragraphs of Item 9A. A. with the following disclosures:
          “Effective December 24, 2007, the Board of Directors of the Company formed the Special Litigation Committee in response to the consolidated complaint in In re infoUSA, Inc. Shareholders Litigation, Consol. Civil Action No. 1956-CC (Del. Ch.) (the “Derivative Litigation”), and in response to an informal investigation of the Company by the SEC and the related SEC request for the voluntary production of documents concerning related party transactions, expense reimbursement, other corporate expenditures and certain trading in the Company’s securities. The Special Litigation Committee is composed of five (5) members of the Board of Directors, Robin S. Chandra, Bill L. Fairfield, George Krauss, Bernard W. Reznicek and Clifton T. Weatherford. Messrs. Chandra, Krauss and Weatherford were appointed to the Board in December 2007 at the time the Special Litigation Committee was formed. The Special Litigation Committee retained the law firm of Covington & Burling LLP as independent legal counsel to assist with conducting an internal investigation of these matters.
          The Special Litigation Committee’s investigation began in January 2008, lasted five months, and consumed over 15,000 hours of attorney and staff time. The scope of the Committee’s investigation encompassed more than twenty discrete issues and was informed by the claims raised in the Derivative Litigation, the Committee’s conversations with the Company’s external auditors, and the investigation itself.
          In the course of investigating these issues, the Special Litigation Committee collected and searched more than one million pages of electronic documents, and collected and reviewed more than 280,000 pages of hard-copy documents. The documents included invoices and statements provided to the Company as support for related party transactions, expense reimbursements, and corporate expenditures; reports from the Company’s accounting system; documents from Company advisors, including auditors and accountants; and calendars and itineraries maintained by Mr. Gupta.
          The Special Litigation Committee interviewed approximately 80 witnesses. These witnesses, some of whom were interviewed on more than one occasion, included current and former Company employees such as internal auditors, controllers, and accountants; the Company’s external auditors; individuals who were employed by Mr. Gupta or one of his related entities and whose responsibilities included expense reimbursement, accounting, and tax preparation; and Mr. Gupta, whom the Special Litigation Committee interviewed twice.

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 11 of 15
     Aided in part by an expert engaged by the Special Litigation Committee, National Economic Research Associates, Inc., the Special Litigation Committee undertook an analysis of potential damages based on available records and the testimony of witnesses. Based on its investigation and its analysis of potential damages, the Special Litigation Committee determined that various related party transactions, expense reimbursements and corporate expenditures were excessive. The Special Litigation Committee concluded the following:
     Private Aircraft:
The Special Litigation Committee examined the usage of the private planes from 1998 — 2007. Exact information about the approximately 1820 flights infoGROUP paid for on private jets during this period was not available. Therefore, the Special Litigation Committee examined flights in several categories, including: (1) flights described in the consolidated complaint filed in the Derivative Litigation, as well as flights that were part of the same itinerary; (2) flights taken by former President Clinton and his family; (3) flights taken by other prominent individuals; (4) flights to international destinations and Hawaii; and (5) flights from selected time periods. In order to assess these categories of flights, the Special Litigation Committee collected documents, including invoices, infoGROUP travel forms, and Mr. Gupta’s calendar and itineraries. The Special Litigation Committee also spoke to Mr. Gupta, his counsel, and other witnesses about the purpose of various flights.
The Special Litigation Committee determined that a portion of the expenditures related to private jet use were excessive, including, for example, flights to Aspen for Mr. Gupta and his sons; flights to Hawaii for Mr. Gupta, his family, and several guests; flights for former President Bill Clinton after infoGROUP had signed a consulting agreement with him; and flights for former President Clinton’s family members and other third parties.
     Expenses:
The Special Litigation Committee examined Mr. Gupta’s credit card spending and requests for Company reimbursement of expenses from 2000 — 2007. Exact information about the purpose of credit card spending during this period was not available. Therefore, the Special Litigation Committee carefully examined expenses in several categories, including: (1) expenses in selected time periods; (2) a sample of expenses over $1,000; and (3) all expenses over $15,000. In order to assess these expenses, the Special Litigation Committee collected documentation, including invoices, Mr. Gupta’s calendar, and his itineraries. The Special Litigation Committee also spoke to Mr. Gupta and/or his counsel and other witnesses about select expenses so that they could provide additional information about the circumstances surrounding the expense. The Special Litigation Committee determined that certain expenses relating to lodging, flights, meals, and various other expense categories were excessive.
The Special Litigation Committee also examined Mr. Gupta’s golf club memberships from 2000-2007, for which the Company paid a portion of the

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 12 of 15
membership and usage fees. Exact information was not available on the purposes for which Mr. Gupta’s more than 30 private club memberships were used. The Special Litigation Committee determined that expenditures related to most of these clubs were excessive.
The Special Litigation Committee examined the salaries and expense reimbursements for the following employees who worked in part for infoGROUP and in part for Mr. Gupta personally: (1) an individual who at the time of the investigation was an accountant for Everest, Inc. and was formerly employed by infoGROUP; (2) an individual who at the time of the investigation was Director of Special Projects and Trade Shows for infoGROUP; and (3) an individual who at the time of the investigation was an accountant for Everest, Inc. and was formerly employed by infoGROUP. The Special Litigation Committee determined that portions of these individual’s salaries and expense reimbursements were excessive.
In January 2007, Mr. Gupta submitted to infoGROUP one invoice for personal legal services from Kirkland & Ellis LLP. The Special Litigation Committee determined that remedial action was appropriate with respect to this issue.
     Yacht:
The Special Litigation Committee examined yacht usage from 2002 — 2007. Exact information about infoGROUP’s yacht usage during this period was not available. The Special Litigation Committee assessed yacht use by examining the yacht log, collecting and reviewing documents, and conducting interviews with the crew of the yacht, individuals who used the yacht, and Company staff responsible for booking usage on the yacht.
The Special Litigation Committee determined that expenditures related to the yacht were excessive because the yacht is rarely used for business or any other purpose.
     Residences:
The Special Litigation Committee examined usage of 10 private residences owned or rented by Mr. Gupta and his family from 2001 — 2007. Specifically, the Special Litigation Committee assessed usage of private residences at the following locations owned by Mr. Gupta, and paid for during various periods by infoGROUP: (1) Hillsborough, California; (2) Napa, California; (3) Aspen, Colorado; and (4) a condominium owned by Mr. Gupta’s son, Jess Gupta, in Maui, Hawaii. In addition, the Special Litigation Committee examined the use of a Washington, D.C. apartment rented directly by infoGROUP on Mr. Gupta’s behalf. Finally, the Special Litigation Committee examined the use of Mr. Gupta’s homes in the following locations for which the Company has never paid rent: (1) Omaha; (2) Kauai; (3) Miami; (4) Las Vegas; and (5) Washington, D.C.
Exact information about infoGROUP’s private residence usage during this period was not available. The nature and magnitude of the usage of the residences was assessed by examination of the Company’s property logs. Further, Mr. Gupta

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 13 of 15
requested that his employees and former employees submit, via email, available details on stays at his residences. This information was compiled and supplemented with employee interviews. The Special Litigation Committee determined that infoGROUP’s payments for the residences were excessive, where documentation evidencing use by Company employees or customers was lacking and the Audit Committee was unaware of such use.
From 2004 — 2008, the manager of Mr. Gupta’s D.C. residence, was paid a salary by infoGROUP. She also received expense reimbursements from the Company. The Special Litigation Committee determined that these expenditures were excessive.
A former infoGROUP employee from 2000 — 2002, currently serves as the property manager of Mr. Gupta’s residence in Kauai, Hawaii. After his employment at infoGROUP, he received expense reimbursements from the Company. The Special Litigation Committee determined that these expenditures were excessive.
     Automobiles:
The Special Litigation Committee investigated the usage of six cars leased through Aspen Leasing, as well as the usage of 15 additional vehicles leased or purchased by infoGROUP. Exact information about infoGROUP’s automobile usage during this period was not available. The Special Litigation Committee examined usage by conducting employee interviews as well as reviewing insurance information that listed authorized drivers for certain of the automobiles. The Special Litigation Committee determined that payments for 14 of these 21 vehicles were excessive because these vehicles were used primarily by Mr. Gupta.
     Insurance:
The Special Litigation Committee investigated whether infoGROUP paid premiums on life insurance policies of which the Company was not the beneficiary.
The Special Litigation Committee found that from 2000 — 2005, infoGROUP made various payments on three life insurance policies for Mr. Gupta. The Gupta Family 1999 Irrevocable Trust was the beneficiary of all of these policies. The Special Litigation Committee determined that remedial action was appropriate with respect to this issue.
     Everest Building Mortgage:
The Special Litigation Committee investigated the circumstances surrounding the sale of the Everest Building to the Company by Everest Investment Management LLC, an entity owned by Mr. Gupta.
In the spring of 2001, the Everest Building was constructed by Everest Investment Management LLC. Everest Investment Management LLC had a $2.4 million loan from U.S. Bank to finance the Everest building construction. After the completion of construction, infoGROUP entered into a 10-year agreement with

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 14 of 15
Everest Investment Management LLC to lease office space from Everest Investment Management LLC in the Everest Building for $30,000 per month. On October 9, 2001, infoGROUP purchased the Everest Building from Everest Investment Management LLC for $2.62 million, an amount equal to Everest Investment Management LLC’s total construction costs. The amount outstanding on the mortgage note was $2.4 million. Thus, infoGROUP paid Everest Investment Management LLC $220,000 and assumed Everest Investment Management’s obligations under the mortgage. On October 15, 2001, the Audit Committee and the Board approved “the Company’s acquisition of the building from Everest Investments,” after being informed that infoGROUP acquired the Everest Building by assuming the mortgage on the building.
The Special Litigation Committee determined that remedial action was appropriate with respect to amounts paid by the Company that were in excess of the amount of the mortgage on the Everest Building.
     Office Space and Administrative Support:
The Special Litigation Committee investigated whether Mr. Gupta provided free office space to related-party entities, as well as whether infoGROUP paid a salary to the secretary to an infoGROUP director.
On October 9, 2001, infoGROUP acquired the Everest Building. From October 2001 — December 2004, Annapurna and Everest Investment Management LLC occupied space in the Everest Building without paying rent to infoGROUP. Beginning in January 2005, Everest Investment Management LLC and Annapurna paid a combined $1,600 per month to infoGROUP pursuant to a rental agreement.
From October 2001 — November 2005, director Harold Andersen and his secretary occupied space in the Everest Building without paying rent to infoGROUP. infoGROUP also paid a third of Andersen’s secretary’s salary from 1996 — 2005. In December 2005, infoGROUP signed a consulting agreement with Andersen that provided for office space and secretarial services.
The Special Litigation Committee determined that the provision of free office space to companies owned by Mr. Gupta was excessive. The Special Litigation Committee also determined that the provision of secretarial services to an infoGROUP director was excessive prior to December 2005, when the director signed a consulting contract with the Company.
     Stock Options:
The Special Litigation Committee investigated the circumstances surrounding stock option grants to an outside company named Mindspirit LLC.
In 2001, infoGROUP entered into a consulting agreement with Mindspirit LLC (“Mindspirit”) to “provide advice and guidance to Vin Gupta, CEO of infoGROUP, on strategic issues associated with the growth and sustainability of the company.” Under the agreement, Mindspirit was entitled to 200,000 stock options; all of these options were exercised. These options were not approved by

Division of Corporation Finance	CONFIDENTIAL
Securities and Exchange Commission
02/04/2009
Page 15 of 15
the Board or any Board committee. According to Mr. Gupta, Mindspirit was created by the wives of Rajat Gupta and Anil Kumar, two employees of McKinsey & Company who were rendering business advice to Mr. Gupta and infoGROUP. The Special Litigation Committee determined that remedial action was appropriate with respect to this issue.
     Corporate Avengers:
The Special Litigation Committee investigated the circumstances surrounding infoGROUP’s payments to Corporate Avengers, LLC, a company owned and controlled by the son of Mr. Gupta’s wife, Laurel Gupta.
In early 2006, Corporate Avengers signed a consulting agreement with infoGROUP. From February 2006 to December 2006, Laurel Gupta’s son received $2,000 per month for “viral marketing” and “social networking” services. No infoGROUP employees were able sufficiently to describe services provided by Corporate Avengers. The contract was not renewed at the end of the term.
The Special Litigation Committee determined that expenditures related to Corporate Avengers were excessive.
     On July 16, 2008, the Special Litigation Committee approved a series of remedial actions and decisions that are described below.
     The Special Litigation Committee continues to cooperate with the SEC, with respect to its findings from the investigation and related remedial actions.”